

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

May 25, 2007

Via Facsimile 011 44 207 108 7429 and U.S. Mail

Sarah Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 18S
England

Re: **Pacific Internet Ltd
Schedule TO-T/A filed on May 23, 2007 by Connect Holdings Ltd,** *et al.*
Schedule 13E-3/A filed on May 23, 2007 by Connect Holdings Ltd, *et al*
SEC File No. 5-79632

Dear Ms. Murphy:

We have reviewed the amended filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase dated May 2, 2007 and included as Exhibit (a)(1)(a) to the Schedule TO-T filed on the same date.

1. Refer to comment 5 in our letter dated May 16, 2007 and your response. While we don't necessarily agree, based on the information provided in your response, that the "Option Proposal" does not constitute a tender offer under US rules, we note that if you seek to rely on the Tier I exemption to conduct the Options Proposal, you must furnish a Form CB to the Commission.

2. Refer to comment 11 in our letter dated May 16, 2007 and your response. We do not believe the revised disclosure you have added to the Offer to Purchase in response to our comment clarifies the information you provide in your response letter. For example, you state in your response letter that shareholders resident in a jurisdiction into which the Offer in your view is not being made may nevertheless accept the Offer "from the U.S. or from Singapore or any other jurisdiction in which such acceptance is in compliance with law." However, in the revised disclosure document you state that tenders will not be accepted "from any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction." Clarify how shareholders in jurisdictions in which the Offer is not being made may accept it and tender their shares, in accordance with Rule 14d-10.

3.   Refer to comment 16 in our comment letter dated May 16, 2007 and your
        response. Put the explanation of why you believe the availability of the
        Compulsory Acquisition at the 90% threshold only contributes to the board's
        finding of fairness into the revised Offer to Purchase. This is less than clear, for
        the reasons outlined in the original comment letter.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a
comment, tell us why in a supplemental response letter that you should file via EDGAR
as correspondence. The letter should note the location in your amended disclosure
document of changes made in response to each comment or otherwise.

We may have additional comments after reviewing your amendment. If you would like to
discuss these comments or other matters concerning your tender offer materials, please
do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions